FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Daniels, Robert L.	2. Issuer Name and Ticker or Trading Symbol MRO Software, Inc. (MROI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o MRO Software, Inc. 100 Crosby Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 15, 2002
(Street) Bedford, MA 01730		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $ .01 par value	11/13/02		S(1)		3,500	D	$11.8144	3,300,755(2)	D
Common Stock, $ .01 par value	11/14/02		S(3)		3.500	D	$11.70	3,297,255(4)	D
Common Stock, $ .01 par value	11/15/02		S(5)		3,500	D	$11.9393	3,293,755(6)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Shares sold pursuant to a writeen arrangement intended to comply with the requirements of SEC Rule 10b5-1(c).
(2) Represents shares held by the reporting person, individually. Does not include 72,700 shares held by the reporting person's spouse, any shares held by his former spouse or his adult children, or 9,800 shares which are held for the benefit of minor children; the reporting person disclaims beneficial ownership of such shares.
(3) Shares sold pursuant to a writeen arrangement intended to comply with the requirements of SEC Rule 10b5-1(c).
(4) Represents shares held by the reporting person, individually. Does not include 72,700 shares held by the reporting person's spouse, any shares held by his former spouse or his adult children, or 9,800 shares which are held for the benefit of minor children; the reporting person disclaims beneficial ownership of such shares.
(5) Shares sold pursuant to a writeen arrangement intended to comply with the requirements of SEC Rule 10b5-1(c).
(6) Represents shares held by the reporting person, individually. Does not include 72,700 shares held by the reporting person's spouse, any shares held by his former spouse or his adult children, or 9,800 shares which are held for the benefit of minor children; the reporting person disclaims beneficial ownership of such shares.

By: /s/ Robert L. Daniels by Craig Newfield u/p/a dated September 9, 2002 **Signature of Reporting Person	November 15, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

LIMITED POWER OF ATTORNEY
FOR
MRO SOFTWARE, INC.
SECTION 16(a) FILINGS

Know all by these presents, that the undersigned hereby constitutes and appoints Craig Newfield the undersigned's true and lawful attorney-in-fact to:

1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director and/or stockholder of MRO Software, Inc. (the "Company"), Forms 3, 4, and 5 and amendments thereto in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 or amendment thereto and timely file such form with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority; and

3) take any other action of any type whatsoever which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transaction in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.  This Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date indicated below.

Signature:  /s/ Robert L. Daniels

Name:  Robert L. Daniels

Date:  September 9, 2002